Exhibit 99.1

DoubleDown Interactive Announces

Pricing of Secondary Offering by Selling Shareholder

Seattle, WA, June 12, 2025 – DoubleDown Interactive Co., Ltd. (Nasdaq: DDI) (“DoubleDown” or the “Company”) today announced the pricing of an underwritten secondary offering of 4,347,827 American Depositary Shares (the “ADSs”), each ADS representing 0.05 common share of the Company (“Common Shares”), at a public offering price of $8.50 per ADS by STIC Special Situation Diamond Limited (the “Selling Shareholder”). The Selling Shareholder has granted the underwriters a 30-day option to purchase up to 652,173 additional ADSs at the public offering price, less underwriting discounts and commissions. The offering consists entirely of the ADSs to be sold by the Selling Shareholder and will not change the number of Common Shares that are outstanding.

The Company will not receive any proceeds from the sale of the ADSs by the Selling Shareholder. The offering is expected to close on or about June 13, 2025, subject to the satisfaction of customary closing conditions.

Roth Capital Partners is acting as Lead Bookrunning Manager and Texas Capital Securities is acting as Co-Bookrunning Manager for the offering.

The ADSs in this offering are being offered pursuant to a shelf registration statement on Form F-3 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (“SEC”) on September 14, 2022 and declared effective on September 27, 2022.

The offering is being made only by means of a prospectus supplement and accompanying prospectus that form a part of the Registration Statement. A prospectus supplement and accompanying prospectus relating to and describing the terms of the offering will be filed by the Company with the SEC and may be obtained from: Roth Capital Partners, LLC, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, by phone: (800) 678-9147, or by email at rothecm@roth.com; or by accessing the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events, including the Company’s expectations regarding the offering, and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement and most recent annual report on Form 20-F and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 408-7545

Chief Financial Officer

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com